FORM 51-102F3
Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
301 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

October 14th, 2006, being the date of the news release.

Item 3	News Release

The news release with respect to the material change referred to in this report was issued and disseminated by Yamana Gold Inc. on October 14, 2006 and has been filed on Sedar.

A copy of the News Release is attached hereto.

Item 4	Summary of Material Change

Yamana Gold Inc. announced that 49,035,591 common shares of Viceroy Exploration Ltd., representing 90.6% of the outstanding common shares, were tendered under Yamana’s Offer to acquire all of the Viceroy common shares. This result represents overwhelming support for the Offer. Yamana has determined that all of the conditions have been satisfied and has taken up and accepted for payment all of such shares. Pursuant to the attached News Release, Yamana intended to issue Yamana common shares in payment for the tendered Viceroy common shares on October 18, 2006.

In order to allow for the remaining Viceroy common shares to be tendered to the Offer and facilitate the issue of Yamana common shares to the remaining Viceroy shareholders who have not tendered to date, Yamana has extended its Offer to purchase the balance of the Viceroy common shares to 5:00 p.m. (Toronto time) on October 27, 2006. This extension will also permit holders of certain warrants and other similar securities of Viceroy to exercise their warrants and similar securities and tender their Viceroy common shares to the Offer, thereby facilitating the ability of those holders to receive Yamana common shares. A notice of extension with respect to the Offer was mailed on October 16, 2006.

Yamana has now achieved its target acquisition threshold and has initiated the required actions that will result in Yamana owning 100% of the Viceroy common shares.

Item 5	Full Description of Material Change

Please see attached News Release (Schedule “A”) and Notice of Extension (Schedule “B”) .

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

Contact: Michele A. Jones,Corporate Secretary

Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 23rd day of October, 2006.

Schedule “A”

NEWS RELEASE

Yamana Acquires 90.6% of Viceroy Shares

Toronto, Ontario October 14, 2006 - Yamana Gold Inc. (Yamana) (TSX: YRI; AMEX: AUY; AIM: YAU) is pleased to announce that 49,035,591 common shares of Viceroy Exploration Ltd., representing 90.6% of the outstanding common shares, were tendered under Yamana’s Offer to acquire all of the Viceroy common shares. This result represents overwhelming support for the Offer. Yamana has determined that all of the conditions have been satisfied and has taken up and accepted for payment all of such shares. Yamana intends to issue Yamana common shares in payment for the tendered Viceroy common shares on October 18, 2006.

In order to allow for the remaining Viceroy common shares to be tendered to the Offer and facilitate the issue of Yamana common shares to the remaining Viceroy shareholders who have not tendered to date, Yamana has extended its Offer to purchase the balance of the Viceroy common shares to 5:00 p.m. (Toronto time) on October 27, 2006. This extension will also permit holders of certain warrants and other similar securities of Viceroy to exercise their warrants and similar securities and tender their Viceroy common shares to the Offer, thereby facilitating the ability of those holders to receive Yamana common shares. A notice of extension with respect to the Offer will be mailed on October 16, 2006.

Yamana has now achieved its target acquisition threshold and has initiated the required actions that will result in Yamana owning 100% of the Viceroy common shares.

About the Offer

On September 6, 2006, Yamana offered to acquire all of the outstanding Viceroy Shares including any Viceroy Shares that may become issued and outstanding during the period of the Offer upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. Under the terms of the Offer, Viceroy shareholders are offered 0.97 of a Yamana common share per Viceroy common share held. The terms and conditions of the Offer were complied with or waived prior to Yamana taking up Viceroy Shares under the Offer.

Yamana’s take-over bid circular and related documents in respect of the Offer were filed with the securities regulatory authorities in Canada and the United States on September 6, 2006 and a notice of extension of the Offer will be filed with these same regulatory authorities. Viceroy shareholders are advised to read these documents as they contain important information including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of these documents may be obtained from Kingsdale Shareholder Services Inc. (Toll Free in North America 1-866-301-3460).

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

Forward Looking Statements

This news release contains “forward-looking statements”, within the meaning of Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Yamana and Viceroy. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the Offer; the completion of the Offer, the benefits of the Offer and the development potential of Yamana’s properties (including Gualcamayo); the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and Viceroy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and Viceroy not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/Viceroy transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and Viceroy filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s and Viceroy’s Annual Reports or Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana and Viceroy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor Viceroy undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Yamana or Viceroy. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. On September 8, 2006, Yamana filed an offer and take-over bid circular with Canadian provincial securities regulators. Yamana also filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement, both of which include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Yamana's website or by directing a request to Yamana.

For further information:

Yamana Gold Inc.	Viceroy Exploration Ltd

Peter Marrone	Patrick Downey
President and Chief Executive Officer	President and Chief Executive Officer
+1 416 815-0220	+1 604 669-4777

Leslie Powers
Director Investor & Public Relations
+1 416 815-0220

Schedule “B”

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has approved or disapproved, expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information in this document and it is an offence to claim otherwise.

October 14, 2006

NOTICE OF EXTENSION
by
YAMANA GOLD INC.
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
VICEROY EXPLORATION LTD.
on the basis of 0.97 of a common share of Yamana Gold Inc.
for each common share of Viceroy Exploration Ltd.

Yamana Gold Inc. ("Yamana" or the "Offeror") hereby gives notice that it is extending its offer dated September 6, 2006 (the "Original Offer"), to purchase, on and subject to the terms and conditions of the Original Offer, all of the outstanding common shares (the "Viceroy Shares") of Viceroy Exploration Ltd. ("Viceroy"), including any Viceroy Shares that may become outstanding after the date of the Original Offer but prior to the Expiry Time (as extended hereby) upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. This notice of extension (the “Notice of Extension”) extends the Original Offer to 5:00 p.m. (Toronto Time) on October 27, 2006.

ON OCTOBER 13, 2006, YAMANA TOOK UP 49,035,591 VICEROY SHARES
REPRESENTING 90.6% OF THE VICEROY SHARES OUTSTANDING

THE OFFER IS EXTENDED AND IS NOW OPEN FOR ACCEPTANCE
UNTIL 5:00 P.M. (TORONTO TIME) ON OCTOBER 27, 2006, UNLESS ACCELERATED, FURTHER EXTENDED OR
WITHDRAWN.

INTERMEDIARIES LIKELY HAVE ESTABLISHED TENDERING CUT-OFF TIMES THAT ARE UP TO 48 HOURS
PRIOR TO THE EXPIRY TIME. SHAREHOLDERS MUST INSTRUCT THEIR BROKERS OR OTHER
INTERMEDIARIES PROMPTLY IF THEY WISH TO TENDER.

This Notice of Extension should be read in conjunction with the Original Offer and accompanying circular (the "Original Circular") dated September 6, 2006 (which together constitute the "Offer and Circular") and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby. Capitalized terms used in this Notice of Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the “Information Agent"). Contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its office specified on the back page of this document. In addition, copies of this document and related materials may be found under the Viceroy profile at www.sedar.com.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Viceroy Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Shareholders who have validly deposited and not withdrawn their Viceroy Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Offer and Circular (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Viceroy Shares and all other required documents, at the office of Kingsdale Shareholder Services Inc. (the "Depositary") in Toronto, Ontario in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Viceroy Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Viceroy Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the Notice of Guaranteed Delivery that accompanied the Offer and Circular (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Viceroy Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Viceroy Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Viceroy Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer Group, if any to accept the Offer.

The Dealer Manager for the Offer is:

National Bank Financial Inc.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Viceroy Shares and the acquisition of Yamana Shares by them as described in the Circular may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are residents in, or citizens of, the United States may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’, and Section 22 of the Circular, ‘‘Certain United States Federal Income Tax Considerations’’.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Viceroy and the above-mentioned persons are located outside the United States.

Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Viceroy Shares or of Viceroy’s related securities during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________

NOTICE TO HOLDERS OF VICEROY OPTIONS AND VICEROY WARRANTS

The Offer is made only for Viceroy Shares and is not made for any options, warrants or other rights to acquire Viceroy Shares. Any holder of options, warrants or other rights to acquire Viceroy Shares who wishes to accept the Offer should, to the extent permitted by their respective terms and applicable law, fully exercise, convert or exchange such options, warrants or other rights in order to obtain certificates representing Viceroy Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holder of such options, warrants or other rights to acquire Viceroy Shares will have certificates representing the Viceroy Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of Viceroy Options under the Viceroy Option Plan does not exercise such Viceroy Options prior to the Expiry Time, such Viceroy Options, subject to obtaining all necessary approvals, will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Viceroy Option, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Viceroy Option will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Option to become the registered holder of Viceroy Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy — Treatment of Viceroy Options and Viceroy Warrants".

If any holder of Viceroy Warrants does not exercise such Viceroy Warrants prior to the Expiry Time, such Viceroy Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted, under the terms of the Viceroy Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Viceroy Warrant will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Warrant to become the registered holder of Viceroy Shares prior to the Subsequent Acquisition

Transaction. See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy — Treatment of Viceroy Options and Viceroy Warrants".

The tax consequences to holders of Viceroy Options or Viceroy Warrants of exercising or not exercising their Viceroy Options or Viceroy Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Viceroy Options and Viceroy Warrants are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Viceroy Options or Viceroy Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this Notice of Extension, including information relating to the acquisition of Viceroy, and the future financial or operating performance of the Offeror and other statements that express management’s expectations or estimates of future performance, constitute "forward-looking statements". These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "budgets", "scheduled", "predicts", "believes" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The Offeror cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror’s estimated future results, performance or achievements expressed or implied by that forward-looking information and the forward-looking information are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to:

(a)

the Offeror may not acquire all of the outstanding shares of Viceroy under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and, if it does not acquire 100% of the Viceroy Shares, Yamana may become a significant shareholder of Viceroy but Viceroy would continue to be operated as an independent company and certain efficiencies may not be realized in such circumstances;

(b)

risks related to the Offeror’s ability to generate material revenues or obtain adequate financing to fund the further exploration and development of its mineral properties, including the related shareholder dilution resulting from such financing;

(c)

risks related to current exploration activities at the mineral properties of the Offeror and of Viceroy and the uncertainty as to costs and timing of the development of new deposits that can be mined at a profit, including uncertainties relating to the geology, ore, grade, and recovery rates of such deposits;

(d)	risks related to possible delays in obtaining governmental approvals or in the completion of development or construction activities at its mineral properties;

(e)	risks pertaining to the fixed-price copper forward sales hedge program of the Offeror;

(f)	uncertainties related to title to the mineral properties of each of the Offeror and Viceroy;

(g)	risks related to joint venture operations;

(h)	risks related to governmental regulations and permitting requirements, including environmental regulations;

(i)	risks relating to exploration, mining and reclamation activities;

(j)	risks related to fluctuations in currency;

(k)	competition in the mining industry;

(l)	dependence on, and ability to attract and retain qualified management;

(m)	risks related to the failure of plant, equipment or processes to operate as anticipated;

(n)	conflicts of interest;

(o)	risks pertaining to fluctuations in metal and commodity prices;

(p)	risks related to the integration of any new acquisitions into the Offeror’s existing operations;

(q)	the potential for accidents or labour disputes; and

(r)	the Offeror’s ability to acquire additional commercially mineable mineral rights.

These factors are discussed in greater detail in the Offeror’s Renewal Annual Information Form dated March 20, 2006, which is incorporated by reference in the Offer and Circular.

The following factors, among others, related to the business combination of Yamana and Viceroy could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking information: the Yamana Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Yamana and Viceroy may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of Viceroy may not be fully realized by Yamana or not realized within the expected time frame. See Sections 3 and 5 of the Circular, "Background to the Offer" and "Purpose of the Offer and Yamana’s Plans for Viceroy". These factors are not intended to represent a complete list of the factors that could affect Yamana and the combination of Yamana with Viceroy. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and Circular.

The Offeror’s forward-looking information is based on the expectations, beliefs and opinions of management on the date on which the statements are made. The Offeror disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable law. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking information.

REPORTING CURRENCIES

Unless otherwise indicated, all references to ‘‘C$’’ or ‘‘dollars’’ in this Notice of Extension refer to Canadian dollars and all references to ‘‘US$’’ in this Notice of Extension refer to United States dollars.

October 14, 2006

NOTICE OF EXTENSION

TO:      THE HOLDERS OF COMMON SHARES OF VICEROY

This Notice of Extension amends and supplements the Original Offer and Original Circular dated September 6, 2006, as well as the Letter of Transmittal and Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Viceroy Shares, including any Viceroy Shares that may become outstanding after the date of the Original Offer but prior to the Expiry Time (as extended hereby), upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in Original Offer continue to be applicable in all respects.

1.   Extension of the Offer

        The Offeror has extended the expiry of the Original Offer from midnight (24h00) (Toronto time) on October 13, 2006 to 5:00 p.m. (Toronto time) on October 27, 2006. Accordingly, the definition of "Expiry Date" in the Circular is deleted in its entirety and replaced with the following:

"Expiry Date" means October 27, 2006 or such later date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Viceroy Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, “Extension, Variations and Changes to the Offer”.

        All other references in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery to the expiry of the Offer on "October 13, 2006" are deleted and replaced with "October 27, 2006".

        The Offeror intends to acquire all of the outstanding Viceroy Shares not tendered to the Offer by the Expiry Time by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as described in Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

2.    Recent Developments

        On September 6, 2006, the board of directors of Viceroy issued its directors’ circular in connection with the Offer, and recommended that Shareholders accept the Offer and deposit their Viceroy Shares to the Offer.

        As of October 13, 2006, an aggregate of 49,035,591 Viceroy Shares, representing approximately 90.6% of Viceroy Shares outstanding, had been validly deposited under the Offer and not withdrawn. Yamana took up and accepted for payment all such shares. The terms and conditions of the Offer were complied with or waived prior to Yamana taking up Viceroy Shares under the Offer.

3.    Conditions of the Offer

     The conditions of the Offer have not changed other than with respect to the Expiry Date as provided herein. See Section 2 of the Offer, “Conditions of the Offer”.

4.    Time for Acceptance

        The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on October 27, 2006 unless extended.

5.    Manner of Acceptance

        Viceroy Shares may be deposited to the Offer in accordance with the provisions of Section 5 of the Offer, "Manner of Acceptance".

6.    Take-Up and Payment for Deposited Viceroy Shares

        As of October 13, 2006, 49,035,591 Viceroy Shares, representing approximately 90.6% of the Viceroy Shares outstanding, had been validly deposited under the Offer and not withdrawn. On October 13, 2006, the Offeror took up and accepted for payment such

Viceroy Shares. Yamana intends to issue Yamana common shares in payment for the tendered Viceroy Shares on October 18, 2006.

      Any Viceroy Shares validly deposited under the Offer, and not validly withdrawn, after the initial take-up of Viceroy Shares on October 13, 2006 but before the Expiry Time will be taken up and paid for within ten days of the deposit of such Viceroy Shares. See Section 2 of the Offer, “Conditions of the Offer”.

7.     Right to Withdraw Deposited Viceroy Shares

        Viceroy Shareholders have the right to withdraw Viceroy Shares deposited pursuant to the Offer and not yet taken up by Yamana under the circumstances and in the manner described in Section 8 of the Offer, "Right to Withdraw Deposited Viceroy Shares". Shareholders will maintain their right to withdraw their Viceroy Shares at any time during the extended Offer period until the Viceroy Shares so deposited are taken up by the Offeror.

8.    Consequential Amendments to the Offer and Circular and Other Documents

        The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments to the Offer contained in this Notice of Extension.

9.    Directors Approval

        The contents of this Notice of Extension have been approved, and the sending of this Notice of Extension to the Shareholders has been authorized, by the Board of Directors of Yamana.

10.  Offerees’ Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides securityholders of Viceroy with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Viceroy Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE OF YAMANA GOLD INC.

     The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Quebec, the foregoing, together with the Offer and Circular dated September 6, 2006, do not contain any misrepresentation likely to affect the value or the market price of the securities that are the subject of the Offer or the securities to be distributed hereunder.

Dated: October 14, 2006.

(SIGNED) PETER MARRONE	(SIGNED) CHARLES MAIN
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the board of directors

(SIGNED) VICTOR BRADLEY	(SIGNED) PATRICK MARS
Director	Director

The Depositary for the Offer is:

By Mail	By Registered, by Hand or by
Courier
The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950, P.O.	130 King Street West, Suite 2950,
Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1C7
M5X 1E2

North American Toll Free Phone:
1-866-301-3460
E-mail: contactus@kingsdaleshareholder.com

The Dealer Managers for the Offer are:

National Bank Financial Inc.
130 King Street West
Suite 3200
P.O. Box 21
Toronto, Ontario
M5X 1J9

Telephone: (416) 869-3707

The Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950,
Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:
1-866-301-3460

     Any questions and requests for assistance may be directed by Shareholders to the Information Agent at the telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.